Exhibit 99.1



                            Explanation of Responses


(1) The Eureka Interactive Fund Limited (the "Fund"), an exempted company incorporated with limited liability in the Cayman Islands, directly owns the Common Stock Purchase Warrant which is set forth herein (the "Warrant"). Marshall Wace LLP, organized under the laws of England (the "Investment Manager"), serves as investment manager or adviser to a variety of hedge funds and managed accounts, including the Fund. Mr. Ian Wace ("Mr. Wace"), who is a co-founder and equity owner of the Investment Manager, is responsible for the investment decisions of the Investment Manager in respect of the Fund and therefore may be deemed to indirectly beneficially own the Warrant by virtue of such position. Mr. Mark Hawtin ("Mr. Hawtin"), who is an equity owner of the Investment Manager, is responsible for the investment decisions of the Investment Manager and therefore may be deemed to indirectly beneficially own the Warrant by virtue of such position. The Fund, Investment Manager and Messrs. Wace and Hawtin are hereinafter sometimes collectively referred to as the "Reporting Persons." In accordance with instruction 5(b)(iv), the entire number of the securities that may be deemed to be beneficially owned by the Reporting Persons is reported herein. Each of the Reporting Persons disclaims any beneficial ownership of the securities directly held by the Fund for purposes of
Section 16 of the Securities Exchange Act of 1934, except to the extent of the Reporting Persons' pecuniary interests therein.

(2) The Warrant was acquired in connection with a private financing transaction in which the Fund loaned $4,750,000 to StockerYale (UK) Limited, a wholly owned subsidiary of the Issuer organized under the laws of England and Wales ("StockerYale (UK)"), in exchange for: (i) a 10% senior fixed rate secured bond issued by StockerYale (UK) (the "Bond"); and (ii) the Warrant issued by the Issuer.

(3) Pursuant to its terms, the exercise of the Warrant for underlying common stock of the Issuer shall not be effective until 61 days subsequent to the date of surrender of the Warrant for such exercise. The date listed herein is such subsequent date if the Warrant were to be surrendered on the date hereof, however such 61 day time period is applicable for the entire duration of the Warrant.

(4) If the Bond is repaid prior to the third anniversary of the date the Warrant was issued (the "Issue Date"), then the number of shares purchasable upon exercise of the Warrant will be changed to the following amounts: (i) 1,900,000 if the Bond is repaid in full prior to the first anniversary of the Issue Date;
(ii) 2,018,750 if the Bond is repaid in full prior to the second anniversary of the Issue Date; and (iii) 2,137,500 if the Bond is repaid in full prior to the third anniversary of the Issue Date.